UNITED STATES
SEC File Number 001-04850	SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CUSIP Number 205363104	FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: January 1, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Computer Sciences Corporation

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office
(Street and Number):	3170 Fairview Park Drive

City, State and Zip Code:	Falls Church, Virginia 22042

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Computer Sciences Corporation (the "Company") requires additional time to file its Quarterly Report on Form 10-Q for the quarter ended January 1, 2016 in order to complete the financial reporting for the November 27, 2015 spin-off of its North American Public Sector business and to complete the execution of the modified controls and review processes implemented during the quarter in connection with the implementation of a new financial system, as previously disclosed in the Company’s Form 10-Q for the quarter ended October 2, 2015.  The Company is working to complete the Form 10-Q as expeditiously  as possible and expects to file the report on or before February 16, 2016, within the time allowed by the extension.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Diane E. Wilfong	(703)	876-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously disclosed in a Form 8-K filed on December 3, 2015, the Company completed the Spin-Off of its U.S. public sector business (CSRA) on November 27, 2015.   As a result, the Company presented, as an exhibit to that Form 8-K, pro forma financial information of CSC giving effect to such Spin-off, as required by Article 11 of Regulation S-X.

The Form 10-Q, to be filed within 5 calendar days as permitted by the extension, will be the first periodic report filed by the Company subsequent to such spin-off.  As a result, the results of operations will reflect the changes resulting from the Spin-Off and CSRA will be presented for all periods as Discontinued Operations.

SIGNATURE
Computer Sciences Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SCIENCES CORPORATION

Date: February 10, 2016	By:	/s/ Diane E. Wilfong
Diane E. Wilfong
Vice President, Principal Accounting Officer and Controller